     Filed with the Securities and Exchange Commission on December 15, 1998
                                                      Registration No. 333-68585

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------


                                  FORM S-3/A-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                              --------------------


                            ATRIX LABORATORIES, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                  Delaware                                        84-0402207
---------------------------------------------                -------------------
(State or other jurisdiction of incorporation                  (I.R.S. Employer
               or organization)                              Identification No.)

        2579 Midpoint Drive, Fort Collins, Colorado 80525. (970) 482-5868
        -----------------------------------------------------------------
               (Address, including ZIP code, and telephone number,
        including area code, of registrant's principal executive offices)


                              --------------------


                                Brian G. Richmond
        2579 Midpoint Drive, Fort Collins, Colorado 80525. (970) 482-5868
        -----------------------------------------------------------------
            (Name, address, including ZIP code, and telephone number,
                   including area code, of agent for service)

                              --------------------

                                   COPIES TO:

                             Warren L. Troupe, Esq.
                             Morrison & Foerster LLP
               370 17th Street, Suite 5200, Denver, Colorado 80202
                                 (303) 592-1500

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of the Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. |_|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

===========================================================================================================
     Title of each class of          Amount to be        Maximum Offering Price            Amount of
   securities to be registered        registered               Per Unit(1)             registration fee(1)
----------------------------------  ---------------   -----------------------------  ----------------------
Common Stock                            37,860

Common Stock underlying
conversion of Warrant                    6,750

Common Stock issuable upon
Earn-Out Events(2)                     227,152
                                       -------
TOTAL:                                 271,762                   $12.00                     $906.60
===========================================================================================================

(1)Estimated solely based solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended.
(2)For purposes of estimating the number of shares of Common Stock to be included in this Registration Statement the Registrant used a price per share of $10.30 to determine the maximum number of shares issuable upon the attainment of the Earn-Out Events set forth in the Agreement and Plan of Reorganization.

(3)Pursuant to Rule 416, this Registration Statement also registers an indeterminate number of shares of Common Stock as may be issued or become issuable upon the exercise of the Warrant in accordance with its terms to prevent dilution resulting from stock splits, stock dividends or similar transactions.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                 SUBJECT TO COMPLETION DATED DECEMBER 15, 1998


PROSPECTUS
                                     271,762
                            ATRIX LABORATORIES, INC.
                                  COMMON STOCK
                                 $.001 PAR VALUE

         This Prospectus relates to the offer and sale of an aggregate of 271,862 shares of the Common Stock of Atrix Laboratories, Inc. which were issued to certain persons in connection with the acquisition by Atrix of ViroTex Corporation. This amount also includes 227,152 shares which may be issued to such persons in the future if ViroTex Corporation meets certain performance criteria and 6,750 shares issuable upon the exercise of a Warrant issued to GulfStar Investments, Limited.

         The shares may be offered and sold by the selling stockholders from time to time in open market or privately negotiated transactions which may involve underwriters or brokers. Atrix will not receive any proceeds from the sale of the shares covered by this Prospectus.

         FOR INFORMATION CONCERNING CERTAIN RISKS RELATED TO AN INVESTMENT IN THE SHARES SEE "RISK FACTORS" BEGINNING ON PAGE 3.

         NETHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SHARES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SHARES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SHARES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SHARES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                The date of this Prospectus is December __, 1998.

                              AVAILABLE INFORMATION

         Atrix files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any documents we file at the SEC's public reference facilities at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC flings are also available on the SEC's World Wide Web site at www.sec.gov. Additional information about Atrix can be found at our World Wide Web site at www.atrixlabs.com.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares covered by this Prospectus: (i) Atrix's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, (ii) Atrix's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998; (iii) Atrix's Current Report on Form 8-K dated November 24, 1998; and (iv) Atrix's Registration Statement on Form 8-A filed on January 12, 1990, registering the Common Stock under Section 12(g) of the Exchange Act.

         We will provide a copy of any or all of such documents (exclusive of exhibits unless such exhibits are specifically incorporated by reference herein) without charge, to each person to whom this Prospectus is delivered, upon written or oral request to Brian G. Richmond, Vice President, Finance 2579 Midpoint Drive, Fort Collins, Colorado 80525, telephone (970) 482-5868.

         You should rely only on the information incorporated by reference or provided in this Prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

                             ADDITIONAL INFORMATION

         This Prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this Prospectus regarding Atrix and its Common Stock, including certain exhibits. You can get a copy of the registration statement from the SEC at the address listed above or from its Internet site.

                           FORWARD LOOKING INFORMATION

         This Prospectus, and the documents incorporated by reference, may contain "forward-looking" statements as described in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These forward looking statements usually include words like "believes," "anticipates" and "expects" and describe our expectations for the future. Of course, these expectations may not be met in important ways for a variety of reasons including those listed in this Prospectus under the heading "Risk Factors." We are not required to update any forward-looking statements we make and we may not.

                                  RISK FACTORS

         In addition to the other information contained in this Prospectus, the following risk factors should be carefully considered in evaluating Atrix and its business before purchasing any of the shares offered hereby.
Atrix cautions the reader that this list of risk factors may not be exhaustive.

EARLY STAGE OF DEVELOPMENT

         We have commenced commercial sales of only three products, the ATRISORB GTR Barrier, the first commercial shipment of which occurred in March 1996, our veterinary product which has been marketed by a third party since November 1997 and the ATRIDOX(TM) product, which recorded its first sales in September 1998. Atrix has not recognized significant revenue from product sales to date. We do not have regulatory approval or clearance to market any other product. All of our other potential products are at an early stage of development and will require extensive research, development, and preclinical and clinical testing prior to commercialization. In addition, all of our potential products will be subject to an extensive, time consuming and costly regulatory approval or clearance process prior to commercialization. There can be no assurance that any such potential products will prove safe and effective in clinical trials, obtain required regulatory approvals or clearance, or be capable of commercial scale production at an acceptable cost, or that any clinical trials will be completed on schedule, at or below budget or at all. Any failure of our to achieve technical feasibility, demonstrate safety, achieve clinical efficacy, obtain regulatory approvals or clearances or successfully manufacture or commercialize our products would have a material adverse effect on Atrix.

HISTORY OF OPERATING LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY

         We have sustained losses in each year of operation, and have incurred an accumulated deficit of approximately $43.0 million through September 30, 1998. Prior to March 1996, Atrix had not received any revenues from product sales. We expect to continue to incur losses due to expenses for research, development, manufacturing, sales, marketing, and interest payable on our $50,000,000 of 7% Convertible Subordinated Debt due 2004, which expenses are expected to be in excess of anticipated revenues. In particular, we expect to incur substantial manufacturing, sales and marketing expenses in connection with the commercial launch of the Atridox(TM) product. There can be no assurance that we will ever achieve substantial revenues from product sales or profitability, or that profitability will be sustained for any particular period of time.

DEPENDENCE ON RELATIONSHIP WITH BLOCK

         Our ability to successfully commercialize our products will depend to a significant extent on the marketing and sales efforts of Block Drug Corporation over which we have limited control. We have an agreement with Block Drug pursuant to which they have the exclusive rights to market the ATRIDOX(TM) product, the ATRISORB(TM) and the ATRISORB-DOXY(TM) product in North America. We anticipate that royalties and manufacturing margins from Block Drug will constitute a substantial portion of our revenues. However, there can be no assurance that Block Drug will be able to establish effective marketing, sales and distribution capabilities for these products or will be successful in gaining market acceptance for these products. Moreover, Block Drug has the right to terminate its agreement with us at any time with or without cause on 12-months notice. The election by Block Drug to discontinue its participation in the commercialization, marketing and distribution of the ATRIDOX product, the ATRISORB GTR Barrier or the ATRISORB-DOXY product could have a material adverse affect on Atrix.

LEVERAGE

         At September 30, 1998, Atrix's total long-term debt and stockholders' equity were $50.0 million and $30.2 million, respectively. The Indenture which governs our Subordinated Notes does not restrict our ability to incur additional indebtedness. Atrix's ability to satisfy its obligations will be dependent upon its future performance, which is subject to prevailing economic conditions and financial, business and other factors, including factors beyond our control. There is no assurance that Atrix's operating cash flow will be sufficient to meet its debt service requirements or to repay the Subordinated Notes at maturity or earlier upon the occurrence of a "repurchase event" which could occur in the event of a change in control of Atrix or a termination of trading.

SIGNIFICANT GOVERNMENT REGULATION; UNCERTAINTY OF OBTAINING REGULATORY APPROVALS

         Atrix's research, preclinical development, clinical trials, manufacturing, marketing and the distribution of its products in the United States and other countries are subject to extensive regulation by numerous governmental authorities including, but not limited to, the United States Food and Drug Administration ("FDA"). Prior to marketing in the United States, any drug we develop must undergo rigorous preclinical (animal) and clinical (human) testing and an extensive regulatory process implemented by the FDA. Satisfaction of such regulatory requirements, which includes satisfying the FDA that the product is both safe and effective for its proposed indications, typically takes several years or more, depending upon the type, complexity, and novelty of the product, and requires the expenditure of substantial resources. Failure to comply with FDA or other applicable regulatory requirements may subject a company to administrative sanctions or judicially imposed sanctions such as civil penalties, criminal prosecution, injunctions, product seizure or detention, product recalls, or total or partial suspension of production. In addition, noncompliance may result in the FDA's refusal to approve pending new drug applications or supplements to approved applications.

         We received FDA approval for the ATRIDOX product in September 1998 and the ATRISORB GTR Barrier product in 1996. Promotional activities for these products, their manufacture and their manufacturing facilities are subject to continual review and periodic inspections by the FDA. In addition, identification of certain side effects after a drug is on the market or the occurrence of marketing problems could cause subsequent withdrawal of approval, reformulation of the drug, additional preclinical or clinical testing and changes in labeling.

         Atrix is also subject to foreign regulatory requirements in connection with the research, development, manufacture and sale of its products abroad. These requirements vary widely from country to country, and there can be no assurance that we will be able to achieve or remain in compliance with any such requirements. Any failure to achieve or remain in compliance with foreign requirements, notwithstanding authorizations to legally market the products in the United States, could have a material adverse effect on Atrix.

RELIANCE ON PATENTS AND PROPRIETARY RIGHTS

         Atrix considers patents and proprietary rights to be materially significant to its business. As of September 30, 1998, we maintained 27 United States and 15 foreign patents, and have 14 United States and 41 foreign patent applications pending. We believe that our ATRIGEL system, upon which the ATRISORB GTR Barrier, the ATRIDOX product and all of our products under development are based, is protected by claims contained in these patents and in pending patent applications. We intend to aggressively defend our patent position and to file additional patent applications in the future. However, there can be no assurance that any of our present or future patents will provide Atrix with significant protection or will not be challenged. The patent positions of drug delivery companies, including Atrix's, are uncertain and involve complex legal and factual issues. Accordingly, we anticipate that any attempt to enforce our patents would be time consuming and costly. Furthermore, there can be no assurance that any such attempted enforcement would be successful, or that third parties will not succeed in circumventing or invalidating any one or more of Atrix's patents. Moreover, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Any invalidation or circumvention of our patents could have a material adverse effect on Atrix.

         There can be no assurance that any of our pending patent applications will result in the issuance of patents, that the claims filed in any pending patent application will not be significantly reduced prior to issuance or that any issued patents will provide significant proprietary protection. Because patent applications in the United States are maintained in secrecy until patents issue and publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that it was the first inventor of inventions covered by its pending patent applications or that it was the first to file patent applications for such inventions. Moreover, we may have to participate in interference proceedings declared by the Patent and Trademark Office to determine priority of invention that could result in substantial cost to Atrix , even if the eventual outcome is favorable to us.

         We are not aware of any patents that we believe would be infringed by our proposed products. However, there can be no assurance that we have identified all patents that may pose a risk of infringement by our proposed products. There can be no assurance that third parties will not assert infringement claims against Atrix or that any such assertions will not result in costly litigation or require us to obtain a license to the intellectual property rights of such parties. There can be no assurance that any such licenses would be available on terms acceptable to us, if at all. Furthermore, parties making such claims may be able to obtain injunctive or other relief that could effectively block our ability to further develop or commercialize our products in the United States and abroad and could result in the award of substantial damages. Defense of any lawsuit or failure to obtain any such license could have a material adverse effect on our business. Finally, litigation, regardless of outcome, could result in substantial cost to us, both financially and in terms of diversion of management's attention.

LACK OF COMMERCIAL SCALE MANUFACTURING EXPERIENCE; REGULATORY COMPLIANCE

         We have limited experience in manufacturing our products on a commercial scale. We have manufactured the ATRISORB GTR Barrier at our pilot manufacturing facility since March 1996. In July 1996, we purchased a 26,000 square foot commercial production facility and completed a number of renovations to the facility in 1997. The Company has completed validation of the facility and currently is in the process of validating the production process for the ATRISORB GTR Barrier, the ATRIDOX product, the ATRISORB-DOXY product and clinical study supplies for additional products in development. In the third quarter of 1997 and the third quarter of 1998, we commenced manufacturing the ATRISORB GTR Barrier and the Atridox product, respectively on a commercial scale. There can be no assurances that we will be able to manufacture the ATRISORB GTR Barrier or any other products at an acceptable cost and in compliance with applicable regulations. Failure or significant delay by Atrix in complying with applicable regulations would have a material adverse effect on our business.

         Such regulations require, among other things, that each manufacturer establish a quality assurance program by which it monitors the manufacturing process and maintains records evidencing compliance with FDA regulations and the manufacturer's specifications and procedures. Failure to comply with these requirements can result in, among other consequences, warning letters, civil penalties, suspensions or losses of regulatory approvals or clearances, product recalls or seizures, injunctions, orders to cease operations and criminal penalties. Any failure by us to manufacture its present and future products in compliance with applicable regulations could have a material adverse effect on Atrix.

LACK OF SALES AND MARKETING EXPERIENCE

         We have limited experience in the sale and marketing of our products. In December 1996, we entered into an agreement with Block Drug for the commercialization of certain of our products. Under the current terms of the agreement with Block Drug, Block Drug has the rights to market the ATRISORB-GTR Barrier, the ATRIDOX product and the ATRISORB-DOXY product in North America. We intend to internally develop marketing channels for the ATRISORB GTR Barrier, the ATRISORB-DOXY product and the ATRIDOX product in Europe.

         We have engaged distributors to market the ATRISORB GTR Barrier in Europe, and expect to utilize independent distributors, corporate partners or implement our own direct sales force for foreign sales of its future products. We anticipate that all such distributors will handle products of multiple vendors, potentially including products that compete directly with our products offered by such distributors. We will have limited or no control over the resources that any independent distributor may devote to the marketing of our products or to the level of customer service any such distributor provides. There can be no assurance that we will be able to establish or maintain a successful direct sales organization in Europe or enter into marketing agreements with other corporate partners. In addition, there can be no assurance that there will be sufficient sales of our current or future products to fund related sales and marketing expenses, many of which must be incurred before sales commence. Failure to develop a successful sales force, a distribution network or marketing agreements with corporate partners may have a material adverse effect on Atrix.

DEPENDENCE ON THIRD PARTIES

         We have entered into several collaborative arrangements, and hope to enter into additional collaborative arrangements with other companies and individual dental practitioners covering the research, development, clinical trials, regulatory approval, manufacture and marketing of various of our potential products. We believe that our ability to successfully develop our ATRIGEL system for a wide array of human and animal health care applications will depend in substantial part on our ability to enter into such collaborative arrangements. There can be no assurance that we will be able to enter into or maintain existing or future collaborations, or that any such collaborations will be successful. Any such failure could have a material adverse effect on our business. Furthermore, some of our existing collaborations are non-exclusive, and there can be no assurance that any of our present or future collaborative partners will not pursue parallel development of other health care products that may compete directly with our products. Atrix will have limited or no control over the resources that any partner may devote to our products. There can be no assurance that any of our present or future collaborative partners will perform their obligations as expected or will devote sufficient resources to the research, development, clinical testing, regulatory approval, manufacture or marketing of our products. We also rely on third parties to manufacture various components of the ATRISORB GTR Barrier and expect to rely in varying degrees on contract manufacturers for the ATRIDOX product and other products under development. There can be no assurance that we will be able to obtain product in required quantities, of acceptable quality or at a competitive cost from any such third party manufacturers. Any failure by any of the foregoing third parties to devote sufficient efforts to the research, development, clinical testing, regulatory approval, manufacture or marketing of our products could have a material adverse effect on our business.

ACCESS TO PHARMACEUTICAL COMPOUNDS

         Our ability to successfully commercialize its ATRIGEL(R) system will depend in substantial part on our ability to obtain access to the pharmaceutical compounds to be delivered thereby. We intend to rely in certain circumstances on the ability of our collaborative partners to provide access to such pharmaceutical compounds. There can be no assurance that we will be able to obtain such access, either directly or through our collaborative partners. The failure of Atrix to obtain rights to a particular pharmaceutical would preclude Atrix from developing its ATRIGEL(R) system for delivery of such pharmaceutical. Furthermore, there can be no assurance that our use of such pharmaceutical will not be alleged or determined to be infringing on third parties' rights. Any such failure or infringement could have a material adverse effect on Atrix.

COMPETITION; RAPID TECHNOLOGICAL CHANGE

         The drug delivery industry is highly competitive and rapidly evolving, with significant developments expected to continue at a rapid pace. Our future success will depend on developing efficient and effective drug delivery products and technologies. All of our products will compete both with other systems for delivery of a particular drug and with other forms of treatment of the indication targeted by such products. The ATRISORB GTR Barrier competes directly with at least two barrier products, both of which are currently marketed in the United States. In addition, the ATRIDOX product competes directly with at least one presently marketed product. We are aware of many competitors in the field of drug delivery, including competitors developing injectable or implantable drug delivery systems, oral drug delivery systems, passive transdermal systems, electrotransport systems, oral transmucosal systems and inhalation systems. There can be no assurance that any such products or technologies will not render our product and products under development or technologies uncompetitive or obsolete. In addition to competing for customers, we also compete with these companies in seeking and obtaining quality collaborative partners. Most of our existing or potential competitors, including each party presently selling products that compete directly with the ATRISORB GTR Barrier and the ATRIDOX product, have substantially greater research and development capabilities, experience, manufacturing, marketing, financial and managerial resources than Atrix. Furthermore, acquisitions of competing drug delivery companies by large pharmaceutical companies could enhance competitors' financial, marketing and other resources. Accordingly, our competitors may succeed in developing competing technologies, obtaining FDA approval or gaining market share for products more rapidly than Atrix.

YEAR 2000 COMPLIANCE

         Currently, many computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. Atrix and third parties with which Atrix does business rely on numerous computer programs in their day to day operations. We are evaluating the Year 2000 issue as it relates to our internal computer systems and third party computer systems with which we interact. We expect to incur internal staff costs as well as consulting and other expenses related to these issues; these costs will be expensed as incurred. In addition, the appropriate course of action may include replacement or an upgrade of certain systems or equipment at a substantial cost. There can be no assurance that the Year 2000 issues will be resolved in 1998 or 1999. Atrix may incur significant costs in resolving its Year 2000 issues, however, we believe this issue will not have a significant adverse impact on our operations.

DEPENDENCE ON KEY PERSONNEL

         Our success is dependent on our ability to retain highly qualified management and scientific personnel. Competition for such personnel is intense and the inability to attract additional key employees or the loss of one or more current key employees could have a material adverse effect on Atrix. There can be no assurance that we will be successful in retaining requisite personnel in the future.

UNCERTAINTY OF ADDITIONAL FUNDING

         We expect that our existing cash resources, should be sufficient to fund our operations through 1999. Thereafter, we may need to seek additional funding; however, there can be no assurance that additional financing will be available on acceptable terms or at all. If additional funds are raised by issuing equity securities, further dilution to then existing stockholders may result. If adequate funds are not available, we may be required to delay, scale back or eliminate one or more of its research and development programs or obtain funds through arrangements with collaborative partners or others that may require us to relinquish certain rights to certain of its technologies, product candidates or products that we would not otherwise relinquish.

VOLATILITY OF STOCK PRICE

         The market prices for securities of drug delivery companies (including Atrix's) have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Future announcements concerning us or our competitors, including the results of clinical trials, regulatory approvals, technological innovations or new products, developments in patent or other proprietary rights and litigation, as well as general market conditions, may have a significant effect on the market price of the Common Stock.

CERTAIN ANTI-TAKEOVER PROVISIONS; STOCKHOLDER RIGHTS PLAN

         Certain provisions of Atrix's Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Delaware law may delay or discourage a change of control of Atrix, and, accordingly, adversely effect the price of the Common Stock. These provisions include establishing a classified board of directors, permitting cumulative voting in certain circumstances, allowing the Board of Directors to issue and determine the rights, powers and preferences of Preferred Stock (as defined herein) without any vote or further action by the stockholders, establishing a process to enlarge and fill vacancies on the Board of Directors and deterring certain self-dealing transactions. We have also adopted a Stockholder rights plan, which may deter or delay attempts to acquire Atrix. These provisions may discourage certain types of non-negotiated transactions which would result in a change of control of Atrix and are expected to encourage persons seeking to acquire control of Atrix to consult first with the Board of Directors to negotiate the terms of any proposed business combination or offer. Under applicable Delaware law, the Board of Directors has the ability to adopt additional anti-takeover measures either in response to a specific threat or in furtherance of their general fiduciary duties. The Board of Directors may, from time to time, consider the adoption of such measures and may adopt additional anti-takeover provisions in the future.

                                   THE COMPANY

         Atrix is engaged in the research, development and commercialization of a broad range of dental, medical and veterinary products based on its proprietary sustained release biodegradable polymer drug delivery system, trade-named ATRIGEL. We currently market the ATRISORB GTR Barrier, a biodegradable film utilizing the ATRIGEL system, to aid in the guided tissue regeneration of a tooth's support following periodontal surgery and ATRIDOX, a minimally invasive subgingival antibiotic therapy for periodontal disease employing the ATRIGEL System with the antibiotic doxycycline. We are also developing the ATRISORB-DOXY product, a second-generation guided tissue regeneration barrier which combines the benefits of the ATRISORB GTR Barrier with the antibiotic doxycycline for improved clinical outcomes following periodontal surgery. In the veterinary field, we have developed a product utilizing the ATRIGEL system to treat periodontal disease in companion animals which is being marketed by Heska Corporation.

         Atrix's patented ATRIGEL system is comprised of biodegradable polymer formulations that are administered as flowable compositions (e.g., solutions, gels, pastes, and putties), which solidify in situ upon contact with body fluids to form biodegradable implants. The ATRIGEL system is designed to provide extended localized or systemic drug delivery in a single application, without the need for surgical implantation or removal. Depending on the intended use or the specific drug to be delivered via the ATRIGEL system, the release and degradation rates of the system can be tailored. We believe that the unique properties of the ATRIGEL system create the potential for a wide variety of dental, medical and veterinary applications.

                               RECENT DEVELOPMENTS

        On November 24, 1998 Atrix completed the acquisition through merger of ViroTex Corporation, a drug delivery company which develops over the counter and prescription products based on proprietary drug delivery systems that provide topical and transmucosal delivery of medications requiring quick onset of action. Under the terms of the Agreement and Plan of Reorganization dated November 24, 1998 (the "Merger Agreement"), the stockholders of ViroTex received $7,500,000 in cash and $500,000 in shares of Common Stock. In addition, the stockholders of ViroTex are entitled to receive additional consideration of up to $3,000,000, payable in shares of Common Stock, upon satisfaction of certain conditions set forth in the Merger Agreement related to the licensing or sale or commercialization of certain of ViroTex's technology.


                                 USE OF PROCEEDS

         Atrix will receive no proceeds from the sale of the Common Stock by the Selling Stockholders.

                              SELLING STOCKHOLDERS

         The following table sets forth the name of certain of the Selling Stockholders and (i) the amount of Shares owned by each such Selling Stockholder as of December 9, 1998, and (ii) the amount of Common Stock which may be offered for the account of such Selling Stockholder under this Prospectus as of December 9, 1998. Because the Selling Stockholders may offer some, all or none of their Common Stock, no definitive estimate as to the number of shares of Common Stock that will be held by the Selling Stockholders after such offering can be provided and the following table has been prepared on the assumption that all shares of Common Stock offered by this Prospectus will be sold.

                                           Principal Amount of     Principal Amount        Shares of Common
                                           Common Stock Owned      of Common Stock         Stock Owned After
 NAME OF SELLING STOCKHOLDER               prior to the Offering   Offered Hereby          the Offering
 ---------------------------               ---------------------   -----------------       -----------------
 GulfStar Group                                   6,750                   6,750                   --
 Ventures Medical, L.P.                          57,806                  57,806                   --
 Miami Corporation, (as agent for
 eight trusts)                                   19,577                  19,577                   --
 Cutler Oil & Gas Corporation                    14,686                  14,686                   --
 Miami Corporation                               16,315                  16,315                   --
 The Woodlands Venture Capital Company           17,129
 New York Life Insurance Company                 73,430                  73,430                   --
 Capital Cities Capital, Inc.                    31,001                  31,001                   --
 Dr. Bruce W. Miller                             15,414                  15,414                   --
 Herbert S. Haigh                                 9,480                   9,480                   --
 Robert Donovan                                   4,303                   4,303                   --
 John Kuklinski                                   5,871                   5,871                   --

None of the Selling Stockholders listed above had any material relationship with Atrix other than as a result of ownership of the Common Stock, within the three-year period ending on the date of this Prospectus.

                          DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of Atrix consists of 30,000,000 shares of capital stock, of which 25,000,000 shares have been designated as Common Stock, $.001 par value, and 5,000,000 shares have been designated as Preferred Stock, $.001 par value ("Preferred Stock").

COMMON STOCK

         As of September 30, 1998, there were 11,287,760 shares of Common Stock outstanding and held of record by approximately 2,671 stockholders. Holders of shares of Common Stock are entitled to one vote per share on matters to be voted upon by the stockholders of Atrix. The Amended and Restated Certificate of Incorporation of Atrix (the "Certificate") provides for cumulative voting for the election of directors on or after the date on which we become aware that any stockholder has become the beneficial owner, directly or indirectly, of 30% or more of the outstanding shares of capital stock of Atrix entitled to vote generally in the election of directors.

PREFERRED STOCK

         Under our Certificate, we have authority to issue 5,000,000 shares of Preferred Stock, in one or more series as determined by the Board of Directors. No shares of Preferred Stock are currently issued or outstanding. The Board of Directors may, without further action by the stockholders of Atrix, issue series of Preferred Stock and fix the rights and preferences of those shares, including the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or the designation of such series. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock issued by Atrix in the future.

         No class of Atrix's stock carries with it any preemptive right to subscribe for any securities of Atrix.

PROVISIONS WHICH MAY DELAY A CHANGE OF CONTROL OF THE COMPANY

         The Certificate contains certain provisions which may delay or discourage a change of control of Atrix, including provisions establishing a classified board of directors, permitting cumulative voting in certain circumstances, allowing the Board of Directors to issue and determine the rights, powers and preferences of Preferred Stock without any vote or further action by the stockholders, establishing a process to enlarge and fill vacancies on the Board of Directors and deterring certain self-dealing transactions. Certain of these provisions are designed to increase the likelihood that the Board of Directors, if presented with a proposal for a business combination or other major transaction from a third party that has acquired a block of Atrix's stock, will have sufficient time to review the proposal and possible alternatives to the proposal and to act in what it believes to be in the best interests of the stockholders. These provisions may discourage certain types of non-negotiated transactions which would result in a change of control of Atrix and are expected to encourage persons seeking to acquire control of Atrix to consult first with the Board of Directors to negotiate the terms of any proposed business combination or offer.

RIGHTS PLAN

         On September 25, 1998, the Board of Directors of Atrix adopted a Stockholder Rights Agreement (the "Rights Plan") and distributed one Right for each outstanding share of Common Stock. The Rights wee issued to holders of record of Common Stock outstanding on September 25, 1998. Each share of Common Stock issued after September 25, 1998 will also include one Right, subject to certain limitations. Each Right when it becomes exercisable will initially entitle the registered holder to purchase from the Company one one-hundredth (1/100th) of a share of Series A Preferred Stock at a price of $67.50 (the "Purchase Price").

         Currently the Rights are attached to outstanding shares of Common Stock. The Rights are not now exercisable and cannot be transferred separately. The Rights will become exercisable and separately transferable when the Company learns that any person or group has acquired beneficial ownership of 15% or more of the outstanding Common Stock or on such other date as may be designated by the Board of Directors following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for outstanding Common Stock that could result in the offeror becoming the beneficial owner of 15% or more of the outstanding Common Stock. In such circumstances, holders of the Rights will be entitled to purchase, for the Purchase Price, a number of hundredths of a share of Series A Preferred Stock equivalent to the number of shares of Common Stock (or, in certain circumstances, other equity securities) having a market value of twice the Purchase Price. Beneficial holders of 15% or more of the outstanding Common Stock, however, would not be entitled to exercise their Rights in such circumstances. As a result, their voting and equity interests in the Company would be substantially diluted if the Rights were to be exercised.

         The Rights expire in September 2008, but may be redeemed earlier by the Company in accordance with the provisions of the Rights Plan.

                              PLAN OF DISTRIBUTION

         The Selling Stockholders may sell the Common Stock in transactions on the Nasdaq National Market or in privately negotiated transactions, through the writing of options on the shares or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The distribution of the shares through such persons may be effected in one or more transactions that may take place on the Nasdaq Stock Market, including block trades or ordinary broker's transactions, or through privately negotiated transactions or sales to one or more brokers or dealers for resale of such securities as principals, or otherwise at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders in connection with such sales. In connection with such sales, the Selling Stockholders and any participating brokers or dealers may be deemed "underwriters" as such term is defined in the Securities Act and the commissions paid or discounts allowed to any of such underwriters, brokers, dealers or agents, in addition to any profits received on resale of the shares if any such underwriters, brokers, dealers or agents should purchase any shares as a principal, may be deemed to be underwriting discounts or commissions under the Securities Act.

         From time to time, one or more of the Selling Stockholders may transfer, pledge, donate or assign such Selling Stockholders' Common Stock to lenders or others and each of such persons will be deemed to be a "Selling Stockholder" for purposes of this Prospectus. The number of Selling Stockholders' Common Stock beneficially owned by those Selling Stockholders who so transfer, pledge, donate or assign Selling Stockholders' Common Stock will decrease as and when they take such actions. The plan of distribution for Selling Stockholders' Common Stock sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be Selling Stockholders hereunder.

         Atrix has agreed to indemnify each of the Selling Stockholders and controlling persons against certain liabilities, including certain liabilities under the Securities Act. Insofar as indemnification of the Selling Stockholders and controlling persons for liabilities arising under the Securities Act may be permitted pursuant to their agreement, Atrix is aware that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and, therefore, may be unenforceable.

         Atrix has agreed to pay the expenses of registering all of the Common Stock offered hereby under the Securities Act, including all registration, filing and exchange listing fees, blue sky expenses, fees of its own counsel and accountants, and underwriters' fees customarily paid by issuers (excluding underwriting discounts, commissions and transfer taxes).

                                 LEGAL MATTERS

         Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon for Atrix by Morrison & Foerster LLP, Denver, Colorado.

                                     EXPERTS

         The financial statements incorporated into this Prospectus by reference from Atrix's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

================================================================================

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THE PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THE PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON SHARES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THE PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THE PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.


                                TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
AVAILABLE INFORMATION................................................
ADDITIONAL INFORMATION...............................................
INCORPORATION OF CERTAIN
   DOCUMENTS BY REFERENCE............................................
RISK FACTORS.........................................................
THE COMPANY..........................................................
USE OF PROCEEDS......................................................
SELLING STOCKHOLDERS.................................................
DESCRIPTION OF CAPITAL STOCK.........................................
PLAN OF DISTRIBUTION ................................................
LEGAL MATTERS........................................................
EXPERTS..............................................................

================================================================================
================================================================================

                                     271,762




                            ATRIX LABORATORIES, INC.
                                  COMMON STOCK
                                 $.001 PAR VALUE





                              ---------------------

                                   PROSPECTUS

                              ---------------------



                                DECEMBER __, 1998





================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the expenses payable by the Registrant, in connection with the sale of securities being registered.

                                                                 Payable by the
                                                                   Registrant
                                                                 --------------

SEC registration fee.......................................     $     906.60
Nasdaq National Market listing fee                                  5,435.44
Accounting fees and expenses...............................            2,000
Legal fees and expenses....................................           10,000
Miscellaneous..............................................            1,500

     Total.................................................       $19,842.02

         The foregoing items, except for the SEC registration fee, are estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the Delaware General Corporation Law provides generally and in pertinent part that a Delaware corporation may indemnify its directors and officers against expenses, judgments, fines and settlements actually and reasonably incurred by them in connection with any civil suit or action, except actions by or in the right of the corporation, or any administrative or investigative proceeding if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful. Section 145 further provides that in connection with the defense or settlement of any action by or in the right of the corporation, a Delaware corporation may indemnify its directors and officers against expenses actually and reasonably believed to be in, or not opposed to, the best interests of the corporation. Section 145 permits a Delaware corporation to grant its directors and officers additional rights of indemnification through bylaw provisions and otherwise and to purchase indemnity insurance on behalf of its directors and officers.

         Article Eight of the Certificate of Incorporation of the Registrant requires the Registrant to indemnify, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, all directors and officers of the Registrant, which it has the power to indemnify, from and against any and all expenses, liabilities or other matters referred to in Section 145.

         The Registrant's Certificate of Incorporation also provides in Article Seven that directors shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of a director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (iii) under
Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

         Article III, Section 16 of the Registrant's By-laws provides, in general, that the Registrant shall indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

         The Registrant maintains liability insurance coverage for its directors and officers.

ITEM 16.  EXHIBITS.

         The following is a complete list of exhibits filed as part of the Registration Statement. Exhibit numbers correspond to the numbers in the Exhibit Table of Item 601 of Regulation S-K.

         5.1* Opinion of Morrison & Foerster, LLP as to the legality of the Securities being registered.

         23.1*    Consent of Morrison & Foerster, LLP (see Exhibit 5.1).

         23.2*    Consent of Deloitte & Touche LLP.

          4.1     Powers of Attorney (included in the signature page).

-----------

*     Previously filed.


ITEM 17.  UNDERTAKINGS.

         The Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (a) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (b) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed what was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (c) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(a) and (1)(b) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the undersigned pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this amendment to Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Collins, Colorado on December 15, 1998.


                                   ATRIX LABORATORIES, INC.


                                   By:  /s/ John E. Urheim
                                        ---------------------------------------
                                        John E. Urheim, Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


          SIGNATURE                                      TITLE                                 DATE
          ---------                                      -----                                 ----

           *                                Director                                      December 15, 1998
----------------------------------------
    David R. Bethune

           *                                Director                                      December 15, 1998
----------------------------------------
    H. Stuart Campbell

           *                                Director                                      December 15, 1998
----------------------------------------
    Dr. D. Walter Cohen

           *                                Director                                      December 15, 1998
----------------------------------------
    Dr. Jere E. Goyan

           *                                Director                                      December 15, 1998
----------------------------------------
    Dr. R. Bruce Merrifield

           *                                Director                                      December 15, 1998
----------------------------------------
    C. Rodney O'Connor

           *                                Chairman of the Board                         December 15, 1998
----------------------------------------
    William C. O'Neil, Jr.

           *                                Vice President, Finance and                   December 15, 1998
----------------------------------------    Assistant Secretary
    Brian G. Richmond                       (Principal Financial Officer)

           *                                Director                                      December 15, 1998
----------------------------------------
    Dr. G. Lee Southard

           *                                Vice Chairman, Chief Executive Officer        December 15, 1998
----------------------------------------    and Director
    John E. Urheim


* By: /s/ John E. Urheim
      ----------------------------------
      John E. Urheim,
      as attorney-in-fact

                                  EXHIBIT INDEX

         5.1* Opinion of Morrison & Foerster, LLP as to the legality of the Securities being registered.

         23.1*    Consent of Morrison & Foerster, LLP (see Exhibit 5.1).

         23.2*    Consent of Deloitte & Touche LLP.

         24.1     Powers of Attorney (included in the signature page).

-----------


*     Previously filed.